Page 1 of 11 Pages

                                   UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                                   SCHEDULE 13G

                     Under the Securities exchange Act of 1934



                             TYSON FOODS INC
             -----------------------------------------------------
                              (NAME OF ISSUER)

                                 CL A
             -----------------------------------------------------
                       (TITLE OF CLASS OF SECURITIES)

                                 902494103
             -----------------------------------------------------
                              (CUSIP NUMBER)

                           December 31, 2008
             -----------------------------------------------------
            (Date of event which requires filing of this Statement)


  NOTE: A MAJORITY OF THE SHARES REPORTED IN THIS SCHEDULE 13G ARE HELD BY UNAFFILIATED THIRD-PARTY CLIENT ACCOUNTS MANAGED BY ALLIANCEBERNSTEIN L.P., AS INVESTMENT ADVISER. (ALLIANCEBERNSTEIN L.P. IS A MAJORITY-OWNED SUBSIDIARY
   OF AXA FINANCIAL, INC.)

    Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

      X  Rule 13d-1(b)
         Rule 13d-1(c)
         Rule 13d-1(d)

    * The remainder of this cover page shall be filled out for a reporting person?s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

    The information required in the remainder of this cover page shall not be deemed to be 'filed' for the purpose of Section 18 of the Securities Exchange Act of 1934 ('Act') or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         (CONTINUED ON FOLLOWING PAGE(S))





<PAGE
    CUSIP NO. 902494103           13G                        Page 2 of 11 Pages


  1. NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        AXA Assurances I.A.R.D. Mutuelle

  2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *         (A) [X]
                                                                (B) [ ]

  3. SEC USE ONLY


  4. CITIZENSHIP OR PLACE OF ORGANIZATION
        France


          NUMBER OF         5.   SOLE VOTING POWER            19,418,086
            SHARES
         BENEFICIALLY       6.   SHARED VOTING POWER          0
         December 31,
            BY EACH         7.   SOLE DISPOSITIVE POWER       25,072,143
           REPORTING
         PERSON WITH:       8.   SHARED DISPOSITIVE POWER     0

  9. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH              25,072,143
     REPORTING PERSON
     (Not to be construed as an admission of beneficial ownership)

 10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
SHARES *                                                    | |


 11. PERCENT OF CLASS REPRESENTED BY                          8.1%

 12. TYPE OF REPORTING PERSON *
       IC
                    * SEE INSTRUCTIONS BEFORE FILLING OUT!

<PAGE

CUSIP NO. 902494103                13G                     Page 3 of 11 Pages

  1. NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        AXA Assurances Vie Mutuelle

  2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *         (A) [X]
                                                                (B) [ ]

  3. SEC USE ONLY

  4. CITIZENSHIP OR PLACE OF ORGANIZATION
        France

          NUMBER OF         5.   SOLE VOTING POWER            19,418,086
            SHARES
         BENEFICIALLY       6.   SHARED VOTING POWER          0
         December 31,
            BY EACH         7.   SOLE DISPOSITIVE POWER       25,072,143
           REPORTING
         PERSON WITH:       8.   SHARED DISPOSITIVE POWER     0


  9. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH              25,072,143
     REPORTING PERSON
     (Not to be construed as an admission of beneficial ownership)

 10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
     SHARES *                                                    | |


 11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9          8.1%

 12. TYPE OF REPORTING PERSON *
       IC
                    * SEE INSTRUCTIONS BEFORE FILLING OUT!



 <PAGE

 CUSIP NO. 902494103                13G         Page 4 of 11

   1. NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         AXA

   2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *      (A) [ ]
                                                              (B) [ ]

   3. SEC USE ONLY


   4. CITIZENSHIP OR PLACE OF ORGANIZATION
         France

           NUMBER OF        5.   SOLE VOTING POWER             19,418,086
             SHARES
          BENEFICIALLY      6.   SHARED VOTING POWER           0
           OWNED AS OF
          December 31,      7.   SOLE DISPOSITIVE POWER        25,072,143
            REPORTING
          PERSON WITH:      8.   SHARED DISPOSITIVE POWER      0


   9. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH              25,072,143
      REPORTING PERSON
      (Not to be construed as an admission of beneficial ownership)

  10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
 SHARES                                                     | |

  11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9          8.1%

  12. TYPE OF REPORTING PERSON *
        IC

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

<PAGE

CUSIP NO. 902494103                13G                     Page 5 of 11 Pages

  1. NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        AXA Financial, Inc.      13-3623351

  2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *
                                                        (A)  [ ]
                                         (B)  [ ]

  3. SEC USE ONLY


  4. CITIZENSHIP OR PLACE OF ORGANIZATION
       State of Delaware
          NUMBER OF         5.   SOLE VOTING POWER            15,589,140
            SHARES
         BENEFICIALLY       6.   SHARED VOTING POWER          0
         December 31,
            BY EACH         7.   SOLE DISPOSITIVE POWER       19,590,815
           REPORTING
         PERSON WITH:       8.   SHARED DISPOSITIVE POWER     0


  9. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH              19,590,815
     REPORTING PERSON
     (Not to be construed as an admission of beneficial ownership)

 10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
CERTAIN SHARES *                                                    | |


 11. PERCENT OF CLASS REPRESENTED BY                          6.4%

 12. TYPE OF REPORTING PERSON *
       HC

                    * SEE INSTRUCTIONS BEFORE FILLING OUT!

<PAGE

                                   13G                     Page 6 of 11 Pages

Item 1(a) Name of
          TYSON FOODS INC

Item 1(b) Address of Issuer's Principal Executive Offices:
          2200 Don Tyson Parkway
          Springdale,  AR 727629999


Item 2(a) and (b)
          Name of Person Filing and Address of Principal Business Office:

          AXA Assurances I.A.R.D Mutuelle, and
          AXA Assurances Vie Mutuelle,
          26, rue Drouot
          75009 Paris, France

          as a group (collectively, the 'Mutuelles AXA').

          AXA
          25, avenue Matignon
          75008 Paris, France

          AXA Financial, Inc.
          1290 Avenue of the Americas
          New York, New York 10104

 (All media outlets, please contact Chris Winans (212-314-5519) or Michael Arcaro (212-314-2030) with any questions. All other questions can be directed to John Meyers at AllianceBernstein (212-969-2301).)







<PAGE

                                   13G                     Page 7 of 11 Pages
Item 2(c) Citizenship:
          Mutuelles AXA and AXA - France
          AXA Financial, Inc. - Delaware

Item 2(d) Title of Class of Securities:

          CL A

Item 2(e) Cusip Number:
          902494103

Item 3.   Type of Reporting Person:
          AXA Financial, Inc. as a parent holding company, in accordance with 240.13d-1(b)(ii)(G).

          The Mutuelles AXA, as a group, acting as a parent holding company.

          AXA as a parent holding company.

<PAGE
                                   13G                     Page 8 of 11 Pages
<TABL

Item 4. Ownership as      December 31,
        (a) Amount Beneficially Owned:
25,072,143   shares of common stock beneficially owned including:


                            No. of Shares

                       Subtotals

                       ---------------------

AXA                                                                     0

AXA Entity or Entities

    Common        acquired solely for investment
    AXA Investment Managers Paris                                   5,258
    AXA Konzern AG (Germany)                                       11,020

    AXA Rosenberg Investment                                    5,465,050

AXA Financial, Inc.                                                     0

Subsidiaries:

AllianceBernstein L.P.
acquired solely for investment
purposes on behalf of client
discretionary investment advisory
accounts:


  Common Stock                                    19,581,031


                                                               19,581,031
AXA Equitable Life Insurance Company
acquired solely for investment
purposes:

  Common Stock                                         9,784
                                                                    9,784
                                                            -------------
    Total                                                      25,072,143
                                                            =============

Each of the Mutuelles AXA, as a group, and AXA expressly declares that the filing of this Schedule 13G shall not be construed as an admission that it is, for purposes of Section 13(d) of the Exchange Act, the beneficial owner of any securities covered by this Schedule 13G.

Each of the above subsidiaries of AXA Financial, Inc. operates under independent management and makes independent decisions.

       (b) Percent of Class:                                 8.1%
                                                            =============



                                                           Page 9 of 11 Pages

                                                     ITEM 4. Ownership as of
              (CONT.)
       (c) Deemed Voting Power and Disposition Power:
                         (i)         (ii)          (iii)        (iv)
                        Deemed        Deemed        Deemed       Deemed
                        to have       to have       to have      to have
                        Sole Power    Shared Power  Sole Power   Shared
Power
                        to Vote       to Vote       to Dispose   to Dispose
                        or to         or to         or to        or to
                        Direct        Direct        Direct the   Direct the
                        the Vote      the Vote      Disposition  Disposition
                        ------------  ------------  ------------ ------------
The Mutuelles AXA,
AXA                              0             0             0             0

AXA Entity or Entities:
  AXA Investment             5,258             0         5,258             0
  Managers Paris
  (France)
  AXA Konzern AG            11,020             0        11,020             0
  (Germany)

  AXA Rosenberg           3,812,66             0      5,465,05             0
  Investment
  Management LLC

AXA Financial, Inc.              0             0             0             0

Subsidiaries:
------------
 AllianceBernstein      15,579,356             0    19,581,031             0

 AXA Equitable               9,784             0         9,784             0
 Life Insurance

                      ------------  ------------  ------------  ------------
                          19,418,0             0    25,072,143             0
                      ============  ============  ============  ============

Each of the above subsidiaries of AXA Financial, Inc. operates under independent management and makes independent voting and investment decisions.

                                                           Page 10 of 11 Pages
Item 5. Ownership of Five Percent or Less of a Class:
        If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following.
                                                           ( )

Item 6. Ownership of More than Five Percent on behalf of Another Person.  N/A

Item 7. Identification and Classification of the Subsidiary which Acquired the Security Being Reporting on by the Parent Holding Company:

        This Schedule 13G is being filed by AXA Financial, Inc.; AXA, which owns AXA Financial, Inc.; and the Mutuelles AXA, which as a group control AXA:

   (X) in the Mutuelles AXAs' capacity, as a group, acting as a parent holding company with respect to the holdings of the following AXA entity or entities:

   (X) in AXA's capacity as a parent holding company with respect to the holdings of the following AXA entity or entities:

        AXA Investment Managers Paris (France)

        AXA Konzern AG (Germany)
        AXA Rosenberg Investment Management LLC

   (X) in AXA Financial, Inc.'s capacity as a parent holding company with respect to the holdings of the following subsidiaries:

   (X)  AllianceBernstein L.P.
        (13-3434400), an investment adviser registered under
        Section 203 of the Investment Advisers Act of 1940.


   (X)  AXA Equitable Life Insurance Company
        (13-5570651), an insurance company and an investment adviser registered under Section 203 of the Investment
        Advisers Act of 1940.

                                                         Page 11 of 11 Pages

Item 8. Identification and Classification of Members of the Group.      N/A

Item 9.  Notice of Dissolution of Group:                                N/A

Item 10. Certification:

         By signing below I certify that to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.



         Signature

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.





   Date:    February 13, 2009              AXA FINANCIAL, INC.*







                                           /s/ Alvin H. Fenichel

                                              Alvin H. Fenichel
                                            Senior Vice President
                                               and Controller






   *Pursuant to the Joint Filing Agreement with respect to Schedule 13G attached hereto as Exhibit I, among AXA Financial, Inc., AXA Assurances I.A.R.D Mutuelle, AXA Assurances Vie Mutuelle, and AXA, this statement
    Schedule 13G is filed on behalf of each of them.